Confidential Treatment Requested By
Thompson Creek Metals Company Inc.

CERTAIN PORTIONS OF THIS LETTER, MARKED WITH [***], HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT PURSUANT TO RULE 83 OF THE COMMISSION’S RULES OF PRACTICE.

April 7, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Thompson Creek Metals Company Inc.
Registration Statement on Form S-3
Filed March 14, 2014
File No. 333-194548
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 21, 2014
File No. 001-33783

Dear Mr. Reynolds:

Thompson Creek Metals Company Inc. (the “Company”) submits this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 28, 2014 relating to the above-referenced Form 10-K for the fiscal year ended December 31, 2013 and Registration Statement on Form S-3. For convenience, the Staff’s comments are set forth below followed by our responses.

Registration Statement on Form S-3 Filed March 14, 2014

1.
It appears that certain information required by Form S-3 is incorporated by reference to the Form 10-K for the fiscal year ended December 31, 2013, which incorporates by reference to the definitive proxy statement for the 2014 annual meeting of stockholders. As of the date of this letter, the definitive proxy statement has not been filed. Please note that in order to have a complete Securities Act Section 10(a) prospectus, the company must file the definitive proxy statement before the Form S-3 is declared effective. Refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01.

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Mr. John Reynolds	Confidential Treatment Requested By
April 7, 2014	Thompson Creek Metals Company Inc.

Response: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that the Company’s definitive proxy statement for its 2014 annual meeting of stockholders was filed with the Commission on April 3, 2014.

Form 10-K for Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Liquidity and Capital Resources, page 63

2.
With a view to clarifying disclosure, please advise us of the assumptions underlying statements made during your February 21, 2014 earnings call and in your disclosure that you have sufficient cash to fund your operations. Please note that liquidity should be addressed on both a short-term (12 months) and long-term basis. See Instruction 5 to Item 303(a) of Regulation S-K. In this regard, we note the reference on page 63 to liquidity depending on the company “achieving sustainable future operating performance and operating cash flow at all of [the company’s] operations.” It is unclear if future operating performance relates to mines that have been or may be placed on care and maintenance, other impairment triggering events, or otherwise. We also note the statement that your liquidity may be materially adversely affected in the event that the time frame required to reach the mill design throughput and recovery rates at Mt. Milligan Mine “is longer than currently anticipated, or additional capital is required to enable Mt. Milligan to reach such design rates.” It appears your MD&A disclosure should clarify the time frame, recovery rates and approximate additional capital requirements so that readers may better understand the events and uncertainties underlying a possible material effect on your liquidity. In this regard, we note the statement made during your February 21, 2014 earnings call that “the realistic target for us is to reach about 75% to 85% of design by the end of 2014.” Please provide draft disclosure in your response.

Response: The statements made during the Company’s February 21, 2014 earnings call regarding the Company’s liquidity are based on the Company’s internal forecasts for fiscal years 2014 through 2017 on a consolidated basis. These forecasts consist of forecasted revenues for the applicable fiscal year, net of all required debt service payments and forecasted capital expenditures, operating expenses, selling, marketing, general and administrative expenses and income taxes for such fiscal year.

In preparing the internal forecasts, management has assumed the following: (a) ramp-up at Mt. Milligan Mine will progress as anticipated, with mill throughput achieving 75% to 85% of design capacity (60,000 metric tonnes per day) by the end of 2014 and 100% of design capacity by the end of 2015; (b) copper recoveries at Mt. Milligan Mine will ramp up to design recovery rate (87% for the first six years of production) in the first quarter of 2015, and gold recoveries will ramp up to design recovery rate (73% for the first six years of production) in the first quarter of 2016; (c) copper prices

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Mr. John Reynolds	Confidential Treatment Requested By
April 7, 2014	Thompson Creek Metals Company Inc.

will remain in a range of $[***] to $[***] per pound and gold prices will remain in a range of $[***] to $[***] per ounce through 2017; (d) production levels and costs at the TC Mine and Endako Mine for 2014 will be in line with the Company’s guidance, as set forth under “Outlook” in Part II, Item 7-“Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Form 10-K for the year ended December 31, 2013 (the “2013 10-K”); (e) TC Mine will go on care and maintenance when the mining and processing of Phase 7 ore is complete, which is expected to occur at the end of 2014; (f) the Company will maintain its 75% interest in Endako Mine after 2014, and its share of revenues and expenses will remain substantially consistent with 2014 levels, which represent an immaterial amount with respect to the Company’s overall cash flow; and (g) molybdenum prices will remain at approximately $[***] per pound through 2017.

With a view to clarifying disclosure and in response to the Staff’s comments, the Company will revise the liquidity discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) in future filings to read as follows:

“Our ability to fund our capital expenditures, our working capital needs and our scheduled debt and interest payments primarily depends on cash flow from TC Mine and Mt. Milligan Mine in 2014 and from Mt. Milligan Mine thereafter. As previously disclosed, TC Mine is expected to go on care and maintenance in the fourth quarter of 2014 when the mining and processing of Phase 7 ore is completed. The annual care and maintenance costs for TC Mine are expected to be approximately $8 million to $10 million.

We currently estimate that the Mt. Milligan Mine will ramp up to 75% to 85% of the designed mill throughput of 60,000 tonnes per day by the end of 2014 and will continue to ramp up to 100% of the designed mill throughput by the end of 2015. For the Mt. Milligan Mine copper and gold recoveries, we currently estimate that we will be ramping up to the designed copper recovery rate (87% for the first six years of production) in the first quarter of 2015 and the designed gold recovery rate (73% for the first six years of production) in the first quarter of 2016. In the event that the time frames required to reach the mill design throughput and recovery rates at Mt. Milligan Mine are substantially longer than currently anticipated or future capital expenditures required to enable Mt. Milligan to reach such design rates materially exceed our current estimate of approximately $27 million to $33 million, our liquidity may be materially adversely affected.

In addition, our ability to generate positive cash flow from operations will depend, in large part, upon the market prices of copper, gold and molybdenum, which are subject to fluctuation. To that end, in addition to certain existing forward gold purchase and sales contracts discussed in the Gold Stream Arrangement below, we may also hedge our exposure to fluctuation in the prices of copper and gold in connection with our day-to-day business.

*Certain confidential information on this page, marked with [***], has been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 83 of the Commission's Rules of Practice.

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Mr. John Reynolds	Confidential Treatment Requested By
April 7, 2014	Thompson Creek Metals Company Inc.

Given the ramp up of the Mt. Milligan Mine in 2014 and 2015, our lowest monthly cash balance in 2014, which is currently expected to occur in the third quarter of 2014, is not expected to be below $100 million. In 2015, as we achieve design capacity at Mt. Milligan, we expect to begin to accumulate cash.”

3.
It appears that where you describe your notes and loans you no longer include a description of terms such as restrictive covenants and events of default. With a view to clarifying disclosure, please advise us of (1) any financial ratios or other terms of your indebtedness that may prevent you from accessing the various financings, and (2) why you removed such disclosure.

Response: We respectfully advise the Staff that none of the Company’s outstanding indebtedness as of December 31, 2013 imposes any financial ratios or other financial covenants on the Company. The Company removed the descriptions of restrictive covenants and events of default from the “Liquidity and Capital Resources” discussion under Part II, Item 7-“Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 2013 10-K because such descriptions were set forth in Note 9 (Debt) of the Notes to the Consolidated Financial Statements filed with the 2013 10-K, and the Company intended to avoid repetitive disclosure. However, in future filings, the Company will include in MD&A “Liquidity and Capital Resources” a cross-reference to the applicable note to the financial statements containing the description of restrictive covenants and events of default with respect to our outstanding debt.

* * * *
 In connection with responding to the Staff's comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 761-8801. Thank you again for your time and consideration.

Respectfully submitted,

/s/ Wendy Cassity
Wendy Cassity
Vice President, General Counsel and Secretary

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